EXHIBIT 3.4

EXECUTIVE CONSULTING AGREEMENT

THIS INDEPENDENT CONSULTING AGREEMENT “AGREEMENT” is entered into on this 3rd day of July, 2020 (the "Effective Date")

BETWEEN:

DRAGANFLY INC.

(the "Company")

and -

SCOTT LARSON

("Executive")

WHEREAS The Company is builder and supplier of quality, cutting-edge unmanned aerial vehicles and geoinformation software that serves the public safety, agriculture, industrial inspections, security, and mapping and surveying markets.

AND WHEREAS The Consultant is an Executive with relevant operational, financial and corporate development experience in the technology sector and whose skills are a material inducement for the Company to enter into this Agreement;

AND WHEREAS The Company desires to retain the Executive as an Independent Contractor on a limited basis to provide corporate development, operational, financial assistance and to generally assist the company in its strategic plan (the “Services”); and

NOW THEREFORE The Executive agrees to provide the Services as an Independent Contractor to the Company, subject to the terms of this Agreement.

ARTICLE I

COMMENCEMENT AND TERM

1.01 Term

The Company will employ Executive for a term commencing on the effective date of this Agreement and Executive's engagement with the Company shall be terminable in accordance with the applicable provision in Article VI of this Agreement.

ARTICLE II

ASSIGNMENT

2.01 Position

Executive shall be employed by the Company as a member of the senior executive team in the position of President ("President").

2.02 Duties

As set out below, Executive shall perform the duties and exercise the powers that are normally performed or exercised by President (the "Duties"). In addition, Executive shall perform such Duties and exercise such powers as prescribed or specified by the Board of Directors. Executive acknowledges that the nature of Executive's position and Duties make him a fiduciary to the Company. Executive further acknowledges that such Duties and responsibilities may require frequent travel and frequent performance of work at irregular times acting reasonably.

Executive shall be responsible for leading the development and execution of the Company’s long- term strategy with a view to creating shareholder value. Executive shall, under direction of the CEO and Board of Directors, among other things:

(a)	be responsible for all day-to-day management decisions;

(b)	implement the Company’s short and long-term plans;

(c)	act as a direct liaison between the Board of Directors and management of the Company;

(d)	communicate on behalf of the Company to shareholders, employees, Government authorities, other stakeholders, and the public.

ARTICLE III

REMUNERATION

3.01 Salary Compensation

Commencing on the Effective Date, the Company shall pay Executive:

a)	An annual base salary of US$140,000 (the “Base Salary”) per annum, payable monthly.

b)

The Executive will also be eligible for an “Annual Bonus” of 100% of the Base Salary, for a total potential Annual Bonus of US$140,000. The annual Bonus will be determined following the completion of the Company’s financial year each year based on performance metrics to be negotiated by the end of August 31, 2020, as determined by the Company’s compensation committee. The Annual Bonus shall be prorated for 2020.

The Base Salary and Annual Bonus shall be reviewed by the Company’s compensation committee following the completion of the Company’s financial year each year. The Annual Bonus, if deemed to be payable, will be due to the Executive regardless of whether the term has ended.

3.02 Equity Awards

Concurrent with the execution hereof and by virtue of Executive’s position, the Company will grant the Executive 500,000 stock options to acquire common shares of the Company (the "Stock Options") will vest after nine months from the Effective Date and any common shares resulting from the exercise of such Stock Options shall be pooled over a period of six months.

3.03  Expense Reimbursement

The Company shall reimburse Executive on a monthly basis for all bona-fide business expenses (including travel, accommodation, entertainment/business expenses) incurred by Executive on behalf of the Company upon submission of written receipts or other written evidence. Any single or series of related expenses exceeding US$5,000 and any expenses exceeding US$5,000 in the aggregate in any month shall be subject to pre-approval by the CEO.

ARTICLE IV

DUTIES OF EXECUTIVE

4.01 Rules and Regulations

Executive shall be bound by and shall faithfully observe and abide by all applicable laws and all the rules and regulations to which the Company may be subject from time to time, which are brought to Executive's notice or of which Executive should reasonably be aware.

4.02 Conflict of Interest

As a fiduciary to the Company, Executive shall refrain from any situation in which Executive's personal interests’ conflict, or may appear to conflict, with Executive's Duties with the Company. Executive shall not participate in the ownership of, have any financial involvement with or work for, any competing business or for any client or potential client of the Company or otherwise take steps that would benefit him personally while causing loss or damage to the Company, including reputational and/or financial loss or damage. Executive acknowledges that if there is any doubt in this respect, Executive shall inform the Board of Directors and obtain prior written authorization.

ARTICLE V

CONFIDENTIAL INFORMATION, INTELLECTUAL PROPERTY, NON- COMPETITION AND NON-SOLICITATION

5.01 Definitions

(a)	In this Agreement, unless something in the subject-matter or context is inconsistent therewith:

"Confidential Information" means all confidential information of the Company, including but not limited to trade secrets, customer lists and other confidential information concerning the business and affairs of the Company.

"Intellectual Property" means, without limitation, any domestic and foreign:

(i)

patents, inventions, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions, developments, trade secrets, know-how, methods, processes, designs, technology, technical data, schematics, formulae and client lists, and documentation relating to any of the foregoing; (iii) works of authorship, copyrights, copyright registrations and applications for copyright registration; (iv) designs, design registrations, design registration applications and integrated circuit topographies; (v) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vi) computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs; (vii) any other intellectual property and industrial property and moral rights, title and interest therein, anywhere in the world and whether registered or unregistered, registrable or unregistrable, or protected or protectable under intellectual property laws, or (viii) any derivatives of or improvements on any of the foregoing, which Executive may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time Executive is in the employ of the Company, including the copyright thereon.

In the context of any action taken by Executive, the words "directly or indirectly" include any action taken by Executive for Executive's own benefit or the benefit of any person competing with the Company, whether taken individually or in partnership or jointly or in conjunction with any person as principal, agent, trustee, employee or shareholder (other than holding of shares listed on a Canadian or United States stock exchange that does not exceed 5% of the outstanding shares so listed).

5.02 Confidential Information

(a)

Executive acknowledges that, by reason of Executive's employment with the Company, Executive will have access to Confidential Information. Executive agrees that, during and after Executive's employment with the Company, Executive will not disclose to any person, except in the proper course of Executive's employment with the Company, or use for Executive's own purposes or for any purposes other than those of the Company, any Confidential Information acquired, created or contributed to by Executive.

(b)

Any breach of Section 5.02(a) by Executive will result in material and irreparable harm to the Company although it may be difficult for the Company to establish the monetary value flowing from such harm. Executive therefore agrees that the Company, in addition to being entitled to the monetary damages which flow from the breach, will be entitled to injunctive relief in a court of appropriate jurisdiction in the event of any breach by Executive of Section 5.02(a).

5.03 Intellectual Property

Executive hereby irrevocably and unconditionally waives all moral rights arising under the Copyright Act (Canada) as amended (or any successor legislation of similar effect), or similar legislation in any applicable jurisdiction, or at common law, that Executive may have now or in the future with respect to Intellectual Property, including, without limitation, any right Executive may have to have Executive's name associated with the Intellectual Property or to have Executive's name not associated with the Intellectual Property, any right Executive may have to prevent the alteration, translation or destruction of the Intellectual Property, and any rights Executive may have to control the use of the Intellectual Property in association with any product, service, cause, or institution. Executive agrees that this waiver may be invoked by the Company, and by any of its authorized agents or assignees, in respect of any or all of the Intellectual Property. Executive agrees that all Intellectual Property is and shall be owned by the Company and not Executive and hereby assigns all such Intellectual Property to the extent not already owned by the Company by operation of law. Executive further agrees to, promptly, at the request of the Company, take all such steps and execute all such assignments and other documents as the Company may reasonably require or consider helpful to effect or evidence the assignment and transfer of the Intellectual Property and to protect, obtain or maintain any patents, copyrights, trade-marks or other proprietary rights in the Intellectual Property.

5.04 Non-Solicitation

(a)	During the Restricted Period, Executive shall not, directly or indirectly:

(i)

other than for the benefit of the Company or any of its affiliates solicit any customer of the Company who was a customer in the twelve (12) months preceding Executive's last day of active employment for the purpose of selling or providing any products or services similar to those sold or provided by the Company;

(ii)	refer any customer of the Company who was a customer in the twelve (12) months preceding Executive's last day of active employment to a competitor of the Company;

(iii)

solicit for business of any person or entity who is, or was at any time within the previous 12 months, a customer of the Business conducted by the Company (or a potential customer with whom Executive had Business- related dealings in the prior 12 month period prior to termination); or

(iv)

otherwise attempt to interfere with or damage the business relationship between the Company, on the one hand, and any customer of the Company who was a customer in the twelve (12) months preceding Executive's last day of employment.

(b)	For a period of 12 months following cessation of Executive's active employment, Executive shall not, directly or indirectly:

(i)

solicit the employment of (whether as an employee, independent contractor or otherwise) any personnel of the Company (other than any personnel who at the time of the solicitation has not worked for the Company or any of its affiliates for a period of at least six (6) months); or

(ii)

otherwise attempt to interfere with or damage the business relationship between the Company, on the one hand, and any personnel of the Company, on the other hand. Notwithstanding the foregoing, the restrictions set forth in this Subsection 5.05(b)(ii) shall not prohibit Executive from conducting general solicitations of employment or engagement that are not targeted to personnel of the Company.

5.05 Acknowledgements

Executive acknowledges that:

(a)	the business of the Company is carried on throughout Canada and that the Company is interested in and solicits or canvasses opportunities throughout Canada;

(b)	the reputation of the Company in the industry and its relationships with its customers is the result of hard work, diligence and perseverance on behalf of the Company over an extended period of time;

(c)	the nature of the business of the Company is such that the on-going relationship between the Company and its customers is material and has a significant effect on the ability of the Company to continue to obtain business from its customers with respect to both long term and new contracts; and

(d)	in light of the foregoing, the restrictions in this Article 5 are reasonable and valid and Executive hereby waives all defences to the strict enforcement thereof.

5.06 Equitable Remedies

Executive further acknowledges and agrees that: (i) the Company would suffer irreparable and ongoing damages (including a significant loss of the value and goodwill of the Business) in the event that any provision of this Article 5 (or Section 6.04) were not performed in accordance with its terms or otherwise were breached; and (ii) monetary damages, even if available, alone would not be an adequate remedy for any such non-performance or breach. Accordingly, such Executive agrees that in the event of any breach or threatened breach of any provision of this Article 5, or Section 6.04, the Company shall be entitled, in addition to all other rights and remedies that it may have existing in its favor at law, in equity or otherwise to seek injunctive or other equitable relief (including a temporary restraining order, a preliminary injunction and a final injunction) to prevent any such breach or threatened breach and to enforce such provisions specifically, without the necessity of posting a bond or other security or of proving actual damages. The prevailing party in any action commenced under this Section 5.07 (whether through a monetary judgment, injunctive relief or otherwise) also shall be entitled to recover reasonable legal fees and court costs incurred in connection with such action.

ARTICLE VI

TERMINATION OF CONSULTING AGREEMENT

6.01 Termination by the Company For Cause

The Company may immediately terminate this Consulting Agreement with the Executive, at any time, for Cause (without notice or payment of compensation in lieu of notice or damages of any kind) by notifying Executive in writing of such termination. For greater certainty, "Cause" means: (i) Executive's conviction of or admission to the commission of an indictable offence or Executive's conviction of or admission to a violation of another criminal law involving the affairs of the Company; (ii) any intentional act of fraud, theft, embezzlement or other illegal conduct by Executive involving the Company; (iii) a material breach (which breach is not promptly cured within five (5) business days after receiving written notice of same) of Executive’s obligations under any agreement entered into between Executive and the Company or any of its affiliates;

(iv) willful or substantial neglect by Executive of Executive's Duties and responsibilities under this Agreement for a period of ten (10) business days after receiving written notice of the same; (v) Executive’s material breach of the Company’s policies or procedures that is not reasonably curable in the Company’s sole discretion (acting reasonably) or any other willful misconduct which causes material harm to the Company or its business reputation, including due to any adverse publicity; and/or (vi) any conduct that constitutes cause at common law.

6.02 Termination by the Company Without Cause

In the event that Executive’s Consulting Agreement is terminated by the Company without Cause or Executive resigns his engagement for Good Reason, as defined below, then, subject to Executive’s execution and non-revocation of a release in a form satisfactory to the Company as set out in Section 6.05 below, the Company shall pay Executive severance in an amount equal to the Base Salary for a period of four (4) months. This Severance shall only be applicable if this Agreement is not terminated, or any reason, prior to the four (4) month anniversary of the Effective Date. For clarity:

(a)	Executive shall not be entitled to any severance in the event that Executive’s Independent Consulting Agreement with the Company is terminated for Cause or Executive resigns without Good Reason;

(b)	Executive shall not be entitled to any severance in the event that this Agreement is terminated prior to the four month anniversary of the Effective Date;

(c)	Executive agrees that such payments and other benefits set out in this Section 6.02 shall be his complete and full entitlements to notice or pay in lieu as set out under the Employment Standards Act of Canada, contract or common law.

6.03 Voluntary Resignation for Good Reason

Good Reason will be established where Executive voluntarily resigns after any of the following actions are taken by the Company or any of its subsidiaries without Executive’s consent (any of the following being "Good Reason"): (i) a reduction in the Base Salary or any target bonus agreed from time to time (but not including any diminution related to a broader compensation reduction that is not limited to any particular employee or executive); or (ii) a material diminution in Executive’s title, Duties, or responsibilities from those in effect on the date hereof (it being understood that Executive’s obligation to report to the Board of Directors and the Board of Director’s exercise of its final authority over Company matters shall not give rise to any such claim of diminution); provided, however, that no event shall constitute Good Reason unless Executive has notified the Company in writing describing the event which constitutes Good Reason and then only if the Company fails to cure such event within thirty (30) days after the Company’s receipt of such written notice.

6.04 Return of Property

Upon any cessation of Executive's employment under this Agreement, or for any reason at any time, and as a condition of the Company paying Executive any termination payments or benefits required hereunder, Executive shall at once deliver or caused to be delivered to the Company all books, documents, effects, money, securities or other property belonging to the Company or for which the Company is liable to others, which are in the possession, charge, control or custody of Executive.

6.05 Expense Reimbursement

Upon termination for any reason, any expenses properly and legally incurred under this Agreement shall be promptly repaid to Executive.

6.06 Release

Executive acknowledges and agrees that the payments, benefits and entitlements pursuant to this Article that are in excess of his statutory minimums shall be in full satisfaction of all terms of the cessation of Executive's employment, including termination pay pursuant to the ESA. Except as otherwise provided in this Article or as may be required by the ESA, Executive shall not be entitled to any further termination payments, damages, compensation or entitlements whatsoever. As a condition precedent to any payment or entitlement pursuant to this Article that exceeds Executive's statutory minimum entitlements, Executive agrees to deliver to the Company prior to any such payment or receipt of such entitlement, a full and final release from all actions or claims in connection therewith in favour of the Company, its affiliates, subsidiaries, directors, officers, employees and agents, in a form reasonably satisfactory to the Company.

ARTICLE VII

DIRECTORS AND OFFICERS

7.01 Indemnity

Subject to the provisions of the Canada Business Corporations Act, the Company agrees to indemnify and save Executive harmless from and against all demands, claims, costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by Executive in respect of any civil, criminal or administrative action or proceeding to which Executive is made a party by reason of being or having been a director or officer of the Company or of any affiliated Company whether before or after any cessation of employment if:

(a)	Executive acted honestly and in good faith with a view to the best interests of the Company; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, Executive had reasonable grounds for believing that Executive's conduct was lawful.

7.02 Insurance

If Executive is a director or officer at the relevant time, Executive shall be covered by comprehensive directors' and officers' liability insurance, which shall be established and maintained by the Company at its expense. The insurance policies to be maintained by the Company hereunder may contain exclusions from coverage in respect of negligence or mala fides acts on the part of Executive.

ARTICLE VIII

CONTRACT PROVISIONS

8.01 No Breach of Obligations to Others

Executive acknowledges and represents to the Company that in carrying out Executive's Duties and functions for the Company, Executive will not disclose to the Company any confidential information of any third party. Executive acknowledges and represents to the Company that Executive has not brought to the Company nor will Executive use in the performance of Executive's Duties and functions with the Company any confidential materials or property of any third party. Executive further acknowledges and represents that Executive is not a party to any agreement with or under any legal obligation to any third party that conflicts with any of Executive's obligations to the Company under this Agreement.

8.02 Headings

The headings of the Articles and paragraphs herein are inserted for convenience of reference only and shall not affect the meaning or construction hereof.

8.03 Independent Advice

Executive confirms having had the reasonable opportunity to obtain independent legal advice regarding this Agreement that Executive is signing this Agreement freely and voluntarily with full understanding of its contents.

8.04 Governing Law

This Agreement shall be governed by the laws in force in the Province of British Columbia and the laws of Canada applicable therein.

8.05 Entire Agreement

This Agreement constitutes and expresses the whole agreement of the parties hereto with reference to any of the matters or things herein provided for or herein before discussed or mentioned with reference to Executive's employment, and it cancels and replaces any and all prior understandings and agreements between Executive and the Company. All promises, representations, collateral agreements and understandings not expressly incorporated in this Agreement are hereby superseded by the within Agreement.

8.06 Severability

If any provision contained herein is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other provision herein and each such provision is deemed to be separate and distinct.

8.07 Survival

This Agreement shall continue in full force and effect during the term of this Agreement and, upon the termination of this Agreement pursuant to Sections 6.01, 6.02 or 6.03, Sections 5.02, 5.03,

5.04, 5.05 and 6.05 shall survive such termination.

8.08 Notice

Any notice required or permitted to be given under this Agreement shall be in writing and shall be properly given if personally delivered, delivered by facsimile transmission (with confirmation of receipt) or mailed by prepaid registered mail addressed as follows:

(a)	in the case of the Company:

XXXXX

(b)	in the case of Executive:

Scott Larson Suite 3907 – 1788 Gilmore Ave. Burnaby, BC V5C 0L5

8.09 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

8.10 Successors

This Agreement and all rights of Executive hereunder shall enure to the benefit of and be enforceable by Executive and Executive's personal or legal representatives, heirs, executors, administrators and successors and shall enure to the benefit of and be binding upon the Company, its successors and assigns.

8.11 Taxes and Deductions

All payments under this Agreement shall be subject to withholding of such amounts, if any, relating to tax or other payroll deductions as the Company may reasonably determine should be withheld pursuant to any applicable law or regulation.

8.12 Currency

All dollar amounts set forth or referred to in this Agreement refer to the currency of the United States of America.

8.13 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

8.14 Copy of Agreement

Executive hereby acknowledges receipt of a copy of this Agreement duly executed by the Company.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Draganfly Corporation

/s/ Cameron Chell
Name:	Cameron Chell
Title:	CEO

Scott Larson
/s/ Scott Larson